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                               October 31, 2022

       Lewis Bender
       Chief Executive Officer
       Intensity Therapeutics, Inc.
       61 Wilton Road, 3rd Floor
       Westport, CT 06880

                                                        Re: Intensity
Therapeutics, Inc.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed September 20,
2022
                                                            File No. 333-260565

       Dear Lewis Bender:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 9 to Form S-1 filed October 3, 2022

       Cover Page

   1. Disclose whether your offering is contingent upon final approval of your Nasdaq listing on your cover page.
Please ensure the disclosure is consistent with your underwriting agreement.
       Risk Factors, page 9

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for
 Lewis Bender
Intensity Therapeutics, Inc.
October 31, 2022
Page 2
       rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock run-up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameLewis Bender
                                                             Division of
Corporation Finance
Comapany NameIntensity Therapeutics, Inc.
                                                             Office of Life
Sciences
October 31, 2022 Page 2
cc:       Daniel Woodard, Esq.
FirstName LastName